As filed with the Securities and Exchange Commission on December 2, 1999. Registration No.

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


FORM 10-SB

General Form for Registrants of Securities of Small Business Issuers Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

ALMOST COUNTRY PRODUCTIONS, INC.
(Name of Small business Issuer in its charter)

Nevada
State or other jurisdiction of Incorporation or organization.

84-1398342
I.R.S. Employer Identification No.

245 North Vine Street, No. 103
Salt Lake City, Utah 84103
(Address of principal executive offices)(Zip code)

Issuer's telephone number: (801)322-1887

Securities to be registered under Section 12 (b) of the Act:
Title of each security            Name of each exchange on which
to be registered:                 Each class is to be registered:
 N/A                               N/A

Securities to be registered under Section 12 (g) of the Act:
Common Stock, par value of $.001 per share.
  (Title of class)

                 ALMOST COUNTRY PRODUCTIONS, INC.

                            FORM 10-SB
                        TABLE OF CONTENTS
                                                             PAGE
                              PART I
ITEM 1. Description of the Business .......................   3

ITEM 2. Management's Discussion and Analysis of Plan of
          Operation .......................................   7

ITEM 3. Description of Property ...........................  10

ITEM 4. Security Ownership of Certain Beneficial
          Owners and Managers .............................  10

ITEM 5. Directors, Executive Officers, Promoters,
          And Control Persons .............................  10

ITEM 6. Executive Compensation ............................  12

ITEM 7. Certain Relationships and Related Transactions ....  12

ITEM 8. Description of Securities .........................  12

                             PART II

ITEM 1. Market Price of and Dividends on Registrant's
          Common Equity and Other Shareholder Matters .....  13

ITEM 2. Legal Proceedings .................................  15

ITEM 3. Changes in and Disagreements with Accountants .....  15

ITEM 4. Recent sales of unregistered securities ...........  15

ITEM 5. Indemnification of Directors and Officers .........  15

                             PART F/S
Financial statements ......................................  16

                             PART III

ITEM 1. Index to Exhibits .................................  17

ITEM 2. Description of exhibits ...........................  17

Signatures ................................................  17

                              PART I

ITEM 1.

Business Development

  Almost Country Productions, Inc. (the "Company") was organized on October 24, 1996, under the laws of the State of Nevada having the purpose of producing and market music. In approximately March 1997 the Company sold 100,000 shares of its common stock at $.30 per share in an offering pursuant to Rule 504 and Section 3(b) of the Securities Act of 1933. The Company realized net proceeds of approximately $25,000. Shortly thereafter the Company invested its funds in the production and then the promotion of a compact disc and audio tape entitled "Wildest Dream" and performed by Pamela Lind. Pamela Lind is the stage name for the Company's president Pamela Lindquist.

  The Company entered into an agreement with Ms. Lindquist which provided that the Company would tender $25,000 to develop and produce tapes and CD's for Almost Country, Pamela Lindquist's music group. Ms. Lindquist assigned a royalty of $2.00 from the sale of each tape and $2.50 from the sale of each compact disc to the Company for a period of two years. The royalty agreement was recently extended for an additional year and runs through September 30, 2000.

  The musical production was completed and approximately 1,100 compact discs were produced and 550 cassette audio tapes. The results failed to meet expectations. As yet no major record distributor has agreed to support the "Wildest Dream" project. Recently Ms. Lindquist hired a new manager who is seeking a distributor. Only approximately 89 cassette tapes and 380 compact discs have been sold or used for marketing purposes. The Company has had sales of $270 through September 30, 1999.

  The Company has determined to pursue other opportunities. Once the Company becomes a reporting company under Section 12 of the Securities Exchange Act of 1934, as amended, it intends to seek potential business opportunities with the intent to acquire or merge with such business. The Company is considered a development stage company and is a "shell" corporation. As of September 30, 1999, the Company had assets of $1,615 and current liabilities of $14,072. The operating history has been limited to the receipt of the royalty from the sale of the tapes and CD's.

  If the Company acquires or merges with an operating business, it is likely that the Company's current shareholders will experience substantial dilution and there will be a change in control of the Company.

  The Company is voluntarily filing this registration statement on Form 10-SB to make information concerning itself more readily available to the public and to become eligible for listing on the OTCEBB sponsored by the National Association of Securities Dealers, Inc. Management further believes that being a reporting company under the Exchange Act will enhance the Company's efforts to acquire or merge with an operating business.

  In filing this registration statement the Company will be obligated to file certain interim and periodic reports including an annual report with audited financial statements.

  Any company that is merged into or acquired by the Company will become subject to the same reporting requirements as the Company. Thus, if the Company successfully completes an acquisition or merger, that company must have audited financial statements for at least the two most recent fiscal years, or if the company has been in business for less than two years, audited financial statements must be available from inception. This requirement limits the Company's possible acquisitions or merger because private companies either do not have audited financial statements or are unable to produce audited statement without delay and expense.

  The Company's principal executive offices are located at 245 North Vine Street, Suite 103, Salt Lake City, Utah 84103 and its telephone number is
(801)322-1887.

Company's Business

  The Company has no recent operating history. No representation is made, and none is intended, that the Company has the ability to carry on future business activities successfully. Further, there is no assurance that the Company will have the opportunity to merge with or acquire an operating business, a business opportunity or assets that will be of material value to the Company.

  Management intends to investigate, research and, if it is deemed to be advisable, acquire or merge with one or more businesses or business opportunities. Presently the Company has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature or type of any possible future acquisition or merger. Management has broad discretion in its search for and negotiation with any potential business or business opportunity.

Sources

  Management intends to use various sources and resources in the search for potential business opportunities including, but not limited to the Company's officers and directors members of the financial community, and consultants. The Company presently has no intention of hiring a consultant or consultants but reserves the right to do so if deemed advisable. Because of the Company's lack of resources the Company will be unable to retain for a fee any professional firms specializing in business acquisitions and reorganizations. Most likely the Company will have to rely on outside sources, not otherwise associated with the Company, that will accept compensation only upon a successful acquisition or merger.

  The Company will not limit its search to any specific industry or type of business. The Company may investigate and acquire a venture that is in its preliminary or development stage, is already in operation, or in various stage of its corporate existence or development. Management is unable to determine the status or nature of any venture in which the Company may participate. A potential venture may need additional capital or equity or may merely desire to have its shares publicly traded. Mostly likely the acquisition or merger would involve an operating business desiring to have a public trading market for its shares. Management believes that the Company could provide such an opportunity for a private operating business to become a publicly held corporation without the time and expense typically associated with an initial public offering.

Process of Evaluation

  Once a possible merger or acquisition has been identified, management will seek to determine if a merger or acquisition should be made or if additional investigation is needed. This determination will be based on management's knowledge and experience, in evaluating the preliminary information available to them. Management may also engage other to assist in the analysis of the business opportunities. Because of the Company's lack of resources it is unlikely it will have funds for a complete and exhaustive investigation and evaluation. It is unlikely that the Company will receive a fairness opinion regarding any business opportunities.

  In the evaluation consideration will be given to several factors including but not limited to potential benefits to the Company, working capital requirements, operating history, competition present and anticipated, future growth prospects, stage of development or exploration, future funding requirements, management, profit potential and other factors deemed relevant to the specific circumstances.

  All potential risks cannot be identified because the Company has not yet identified any specific business opportunity. No assurance can be given that following an acquisition or merger that the venture will be successful or even develop into a going concern or if the business is already operating, that it will continue operating successfully or at a profit. Many potential business opportunities involve new and untested products, processes or market strategies which may fail.

Potential Acquisition or Merger Structure

  The Company is unable to determine the manner in which it may participate or be a part of a business opportunity. Each opportunity will be reviewed, and based upon that review, a suitable legal structure or method of acquisition or merger will be determined. The manner in which the Company participates will depend upon the nature of that opportunity, the respective needs, objectives, and goals of each party and the relative negotiating strength. Participation in a business opportunity may take the form of an asset purchase, stock purchase, reorganization, merger or consolidation, joint venture, license agreement, or partnership. The Company does not intend to participate in business opportunities through the purchase of minority stock positions. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of business organization.

  With limited assets and no recent operating history it is anticipated that if the Company successfully enters into a transaction with an operating business opportunity existing shareholders will experience substantial dilution and a probable change in control of the Company. Most likely, the owners of the business opportunity will acquire control of the Company in the transaction. Management has not set any guideline as to the amount of control it would offer to prospective business opportunities. Management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

Government Regulation

  The Company's business activities are subject to general governmental regulations.

Facilities, Equipment and Employees

  The Company's offices are located at the home of its president in Salt Lake City, Utah. The Company has no employees.

  The Company believes that inflation has little impact on its business affairs.

ITEM 2.Management's Discussion and Analysis or Plan of Operation.

The following information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Form 10-SB.

  The Company is a development stage company as it has limited assets, operations and income. The costs and expenses of filing this registration statement will be paid by the Company. It is believed that only limited capital will be required to maintain the Company's operations and any funds needed in the immediate future will be provided by the officers and directors of the Company. Nevertheless, unless the Company is able to accomplish an acquisition or merger with an operating business or is able to obtain significant financing there is substantial doubt and concern about the Company's ability to continue as a going concern.

  Management believes that inflation has not and will not have a material effect on the Company's operations. When the Company accomplishes a merger or acquisition management will evaluate the possible effects of inflation on operations and its business.

Plan of Operation

  During the next year the Company will investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. Generally management will follow the procedures discussed in Item 1 above. Because the Company has no funds, it may be necessary for the officers and directors to advance funds or accrue expenses until a future time. Management intends to operate on limited funds. If the Company determines to employ outside advisers or consultants in its search for business opportunities, the Company may have to attempt to raise additional funds. As of this date the Company has no plans to engage outside advisers or consultants or to attempt to raise additional capital. If the Company seeks to raise capital, most likely it would attempt a private placement of its securities. Because of the Company's current status a public sale of securities or borrowing from conventional sources are unlikely. No assurance can be given that the Company will be able to obtain any funding if it determines funding is need or that such funding could be obtained on terms acceptable to the Company. Since its inception until September 30, 1999, the Company has accumulated a net lost of $(38,812) from its activities. This loss may be carried forward and used to offset future income, if any. The Company must comply with applicable regulations and must generate sufficient income prior to the expiration of the net operating loss carryforwards. If there is a change in control of the Company, there will be an annual limitation on the amount of the net operating loss carryforwards which can be used. It is possible that the Company will received little or no benefit from the net operating loss carryforwards. As of September 30, 1999, the Company had current assets of $1,615 and current liabilities of $14,072 of which $13,972 is owed to a Company officer.

  For the year ended September 30, 1999, revenues were $83 and expenses were $6,447 with a net loss of $(6,440) compared to no revenues and expense of $5,541 and a net loss of 4(5,541) for year ended September 30, 1998. Revenues will not increase unless the popularity of Pamela Lindquist as a performer increases.

Recent Accounting Pronouncements

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "earning Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15 "Earnings Per Share." SFAS no. 128 provides for the calculation of "Basic" and Dilutive" earnings per share. Basic earnings per share includes no dilution is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure.
SFAS No. 128 and No. 129 are effective for financial statements issued for periods ending after December 15, 1997.

  The Financial Accounting Standards Board has also issued SFAS

No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

  SFAS Nos. 130 and 131 are effective for financial statements for period beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

  In the opinion of management, inflation has not had a material effect on the operations of the Company.

Year 2000 Issues

  Because of the limited nature of the Company's operations, it is believed that the Year 2000 issues will not affect the Company. The Company has not incurred any expenses nor does it need to incur any expense to make its operational capability in compliance with any Year 2000 issues.

Risk Factors and Cautionary Statements

  This Registration Statement contain certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including but not limited to, the following: the ability of the Company to maintain a sufficient customer base to have sufficient revenues to fund and maintain its operations., the ability of the Company to meet its cash and working capital needs, to have sufficient revenues to continue operations.

ITEM 3. Description of Property

  This information required by this Item 3, Description of Property as set forth in Item 1 - Description of Business, of this Form 10 SB.

ITEM 4.Security Ownership of certain beneficial Owners and Management

  The following table sets forth information, to the best of the Company's knowledge, as of September 30, 1999, with respect to each person known by the Company to own beneficially more than 5% of the issued and outstanding common stock, each director and all directors and officers as a group.

Name and Address               Amount and Nature of           Percent
of Beneficial Owner            Beneficial Ownership           Of Class(1)

Pamela Lindquist                      67,000                     22
245 North Vine Street, No.105
Salt Lake City, Utah 84103

Marie Lindquist(2)                    86,315                     29
780 North 150 West
Logan, Utah 84321

Richard Casper(3)                     67,000                     22
5450 South Green Street
Murray, Utah 84123

   All Executive Officers &          153,315                     51
   Directors as a  Group

  (1) Based on 301,100 shares of common stock outstanding as of September 30, 1999.

  (2) Marie Lindquist may have a beneficial interest in 19,315 shares of common stock.
  (3) Mr. Casper is not an officer nor a director of the Company.

ITEM 5. Directors, Executive Officers, Promoters and Control Persons

  The executive officers and directors of the Company are as follows:

      Name, Age and Office
      --------------------
      Pamela Lindquist, 30, Chairman of the Board of Directors and President. 245 North Vine Street, No. 103
      Salt Lake City, Utah 84103

      Marie Lindquist, 64, Director and Secretary.
      780 North 150 West
      Logan, Utah 84321

  The following are biographical summaries of the experience of the officers and directors of the Company and control persons. Pamela Lindquist is the daughter of Marie Lindquist.

  Pamela Lindquist received a Bachelor's Degree in Psychology from Brigham Young University in 1993. Ms. Lindquist is one of founders of the Company. Since 1993 Ms. Lindquist has been a private investigator and a corporate consultant. She is also pursuing a career as a professional musician.

  Marie Lindquist attended Brigham Young University from 1953 to 1955. For the past five years she has been retired. For twenty years she managed a swimming pool and water park in Logan, Utah.

  Richard H. Casper because of his ownership of 67,000 shares of common stock may be deemed to be a control person of the Company. Mr. Casper's business address is 5450 Green Street, Murray, Utah 84123. Mr. Casper has been an attorney licensed to practice law in the State of Utah since 1982. Mr. Casper received his juris doctorate degree from the University of Utah in 1982 and received a Master of Business Administration in 1975. In 1970 Mr. Casper received a Bachelor of Science Degree in Accounting. Mr. Casper is a certified public accountant. Since July 1993 Mr. Casper has practiced as an attorney under the name of Richard H. Casper, P.C.

  All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company does not have any standing committees.

  None of the officers or directors of the Company has during the past five years, been involved in any events (such as petitions in bankruptcy, receiver-

ship or insolvency, criminal proceedings or proceedings relating to securities violations).

Officer Remuneration

  As of September 30, 1999, the Company had no employment contracts with any officers or directors. No one was paid a salary and received compensation in any form of $60,000 or more in any year since operations began.

Officer and Director Compensation

  The Company's directors are not compensated for attending meetings of the Board of Directors. In the future the directors may be compensated for their services. No decision has been made as to the manner or type of future compensation.

ITEM 6. Executive Compensation

  The Company has not paid any compensation either as salary or benefits to any officer or director since inception other than the Agreement between the Company and Ms. Lindquist for the production of the music tape and CD.

ITEM 7. Certain Relationships and Related Transactions

  During year ended September 30, 1999, the Agreement between the Company and Ms. Lindquist was extended until September 30, 2000.

ITEM 8. Description of Securities

  The following table sets forth the capitalization of the Company as of September 30, 1999.
                                                       PRESENT AMOUNT
TITLE OF CLASS                AMOUNT AUTHORIZED        OUTSTANDING
---------------------------------------------------------------------
Common Stock                      50,000,000            301,100
(par value of $.001 per share)
---------------------------------------------------------------------

                   DESCRIPTION OF COMMON STOCK

  The Company is presently authorized to issue up to 50,000,000 shares of stock, par value of $.001 per share. As of September 30, 1999, the Company had 301,100 shares of common stock issued and outstanding.

  All shares of stock, when issued, will be fully-paid and nonassessable. All shares of common stock are equal to each other with respect to voting, liquidation and dividend rights. Holders of shares of common stock are entitled to one vote for each share they own at any stockholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to stockholders. There are no conversion, preemptive, redemption, or other rights or privileges with respect to any shares. Reference is made to the Company's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of common stock. The common stock of the Company has no cumulative voting rights which means that fifty per cent of the shareholders may elect all of the directors of the Company to be elected at a shareholders meeting if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will be unable to elect any directors.

PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

  No shares of the Company have previously been registered with the Securities and Exchange Commission. The Company's shares have never been listed on the National Association of Securities Dealers Electronic Bulletin Board or in the "Pink Sheets" published by the National Quotations Bureau. When the Company's Form 10 becomes effective and is comment free, the Company will attempt to be listed on the Electronic Bulletin Board. The application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended and the NASD. It is anticipated that a listing on the OTC Electronic Bulletin Board will permit price quotations for the Company's shares to be published by such service and any trades that may occur. Prior to the date hereof the Company's shares have not traded. If and when the Company's shares are listed the share prices may be volatile and subject to broad price movements.

  Further, the Company's shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 ("Exchange Act"), commonly referred to as the "Penny Stock" rule. Section 15(g) states certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as used in Rule 3a51-1 of the Exchange Act.

  Generally a penny stock is defined as any equity security that has a market price of less than $5.00 per share, subject to certain limited exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting certain criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. Once shares are deemed to be a penny stock, trading in the shares then becomes subject to additional rules relating to sales practices for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. An accredited investor has assets in excess of $1,000,000 or annual income exceeding $200,000, or with spouse annual income of $300,000.

  For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received prior to the purchase the purchaser's written consent for the transaction. Additionally, for any transaction involving a penny stock, unless exempt, he rules require the delivery of a risk disclosure document relating to the penny stock market prior to the first transaction. A broker-dealer must also disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. These rules may restrict the ability of broker-dealers to trade and/or maintain the Company's common stock and may affect the ability of shareholders to sell their shares.

  As of September 30, 1999, there were approximately 46 holders of record of the Company's common stock.

  In the future persons who may be deemed affiliates of the Company (as the term "affiliate"is defined in the Act) may be eligible to sell their shares pursuant to the provisions of Rule 144 promulgated under the Securities Act of 1933. Generally Rule 144 provides that a person or persons who acquired stock in a non-public transaction and has owned the stock for more than one year prior to the proposed sale may sell within a three month period no more than one per cent of the then issued and outstanding shares of common stock or the average weekly reported trading volume on all national securities exchange and through NASDAQ during the four calendar weeks preceding the proposed sale.
Any shares sold pursuant to Rule 144 may adversely affect the market price of the Company's common stock. Sales under Rule 144 may adversely affect the market price for the shares of the Company's common stock in any market that may exist.

Dividend Policy

  The Company has not declared nor paid cash dividends nor made distributions in the past. The Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The company currently intends to retain and invest any future earning to finance operations.

ITEM 2. Legal Proceedings

  There are no legal proceedings pending against the Company.

ITEM 3. Changes in and disagreements with Accountants

  There have been no changes in or disagreements with accountants.

ITEM 4. Recent Sales of Unregistered Securities

  There have been no recent sales of unregistered securities.

ITEM 5. Indemnification of Directors and Officers

  As permitted under the statutes of the State of Nevada and the Company's Articles of Incorporation the Company has the obligation to indemnify any officer or director who, in their capacity as such is made a party to any suit or proceeding, whether criminal, civil or administrative unless it is determined that such director or officer is liable to the Company or was negligent was liable for negligence or misconduct in the performance of his duty. Advances of expenses is required pursuant to Article X of the Articles of Incorporation and

Section 78.751(2) of the Nevada Revised Statutes.

Transfer Agent

  The Company's Transfer Agent is Interwest Transfer, 1981 East 4800 South, Salt Lake City, Utah 84117, telephone number 801-272-9294.

PART F/S

  The Company's financial statements for the fiscal years ended September 30, 1999 and 1998 have been examined by Pritchett, Siler & Hardy P.C.



                 ALMOST COUNTRY PRODUCTIONS, INC.
                  [A Development Stage Company]

                       FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1999






                  PRITCHETT, SILER & HARDY, P.C.
                   CERTIFIED PUBLIC ACCOUNTANTS

                 ALMOST COUNTRY PRODUCTIONS, INC.
                  [A Development Stage Company]




                             CONTENTS

                                                                    PAGE

         Independent Auditors' Report                                1


         Balance Sheet, September 30, 1999                           2


         Statements of Operations, for the years ended
           September 30, 1999 and 1998 and from inception
           on October 24, 1996 through September 30, 1999            3

         Statement of Stockholders' Equity (Deficit), from
            inception on October 24, 1996 through
            September 30, 1999                                       4

         Statements of Cash Flows, for the years ended
            September 30, 1999 and 1998 and from inception
            on October 24, 1996 through September 30, 1999           5

         Notes to Financial Statements                           6 - 9

                  PRITCHETT, SILER & HARDY, P.C.
                        430 EAST 400 SOUTH
                    Salt Lake City, Utah 84111
                          (801) 328-2727



                   INDEPENDENT AUDITORS' REPORT



Board of Directors
ALMOST COUNTRY PRODUCTIONS, INC.
Salt Lake City, Utah

We have audited the accompanying balance sheet of Almost Country Productions, Inc. [a development stage company] at September 30, 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended September 30, 1999 and 1998 and from inception on October 24, 1996 through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Almost Country Productions, Inc. [a development stage company] as of September 30, 1999, and the results of its operations and its cash flows for the years ended September 30, 1999 and 1998 and for the period from inception through September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has current liabilities in excess of current assets and has not yet been successful in establishing profitable operations, raising substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Pritchett, Siler & Hardy, P.C.

Salt Lake City, Utah
October 6, 1999

                 ALMOST COUNTRY PRODUCTIONS, INC.
                  [A Development Stage Company]

                          BALANCE SHEET


                              ASSETS


                                                             September 30,
                                                                1999
                                                             -------------
CURRENT ASSETS:
    Cash in bank                                             $      1,358
    Inventory                                                         257
                                                             -------------
        Total Current Assets                                        1,615
                                                             =============

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
    Accounts payable                                         $        100
    Loans payable - related party                                  13,972
                                                             -------------
        Total Current Liabilities                                  14,072
                                                             -------------
STOCKHOLDERS' EQUITY (DEFICIT):
    Common stock, $.001 par value,
      50,000,000 shares authorized, 301,100 shares
      issued and outstanding                                          301
    Capital in excess of par value                                 26,054
    Deficit accumulated during the development stage              (38,812)
                                                             -------------
        Total Stockholders' Equity (Deficit)                      (12,457)
                                                             -------------
                                                             $      1,615
                                                             =============


The accompanying notes are an integral part of this financial statements.

                 ALMOST COUNTRY PRODUCTIONS, INC.
                  [A Development Stage Company]

                     STATEMENTS OF OPERATIONS

                                                                 From
                                                For the          Inception on
                                               Year Ended        October 24,
                                               September 30,     1996 Through
                                       ------------------------- September 30,
                                          1999         1998      1999
                                       ------------ ------------ -------------
REVENUE:
    Sales, net                         $        83  $         -  $        271

COST OF GOODS SOLD                              46            -           156
                                       ------------ ------------ -------------
    Gross Profit                                37            -           115
                                       ------------ ------------ -------------
EXPENSES:
    General and administrative               6,421        4,460        14,844
    Cost of record master                        -            -        22,332
    Other operating expenses                    56        1,081         1,751
                                       ------------ ------------ -------------
        Total Expenses                       6,477        5,541        38,927
                                       ------------ ------------ -------------
LOSS BEFORE INCOME TAXES                    (6,440)      (5,541)      (38,812)

CURRENT TAX EXPENSE                              -            -             -

DEFERRED TAX EXPENSE                             -            -             -
                                       ------------ ------------ -------------
NET LOSS                               $    (6,440) $    (5,541) $    (38,812)
                                       ============ ============ =============
LOSS PER COMMON SHARE                  $      (.02) $      (.02) $       (.14)
                                       ============ ============ =============

The accompanying notes are an integral part of these financial statements.

                 ALMOST COUNTRY PRODUCTIONS, INC.
                  [A Development Stage Company]

           STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

          FROM THE DATE OF INCEPTION ON OCTOBER 24, 1996

                    THROUGH SEPTEMBER 30, 1999

                                                                  Deficit
                                                                  Accumulated
                                     Common Stock    Capital in   During the
                             ----------------------- Excess of    Development
                                 Shares    Amount    Par Value    Stage
                             ----------- ----------- ------------ -----------
BALANCE, October 24, 1996             -  $        -  $         -  $        -

Issuance of 200,000 shares
  common stock for cash,
  October 24, 1996 at
  $.01 per share                200,000         200        1,800           -

Issuance of 100,000 shares
  common stock for cash,
  March 31, 1997 at $.30 per
  share, net of $5,975
  offering costs                100,000         100       23,925           -

Issuance of 1,100 shares of
  common stock for legal
  services and other operating
  expenses June 30, 1997 at
  $.30 per share                  1,100           1          329           -

Net loss for the period ended
   September 30, 1997                 -           -            -     (26,831)
                             ----------- ----------- ------------ -----------
BALANCE, September 30, 1997     301,100         301       26,054     (26,831)

Net loss for the year ended
   September 30, 1998                 -           -            -      (5,541)
                             ----------- ----------- ------------ -----------
BALANCE, September 30, 1998     301,100         301       26,054     (32,372)

Net loss for the year ended
  September 30, 1999                  -           -            -      (6,440)
                             ----------- ----------- ------------ -----------
BALANCE, September 30, 1999     301,100  $      301  $    26,054  $  (38,812)
                             ----------- ----------- ------------ -----------

The accompanying notes are an integral part of this financial statement.

                 ALMOST COUNTRY PRODUCTIONS, INC.
                  [A Development Stage Company]

                     STATEMENTS OF CASH FLOWS
                                                                 From
                                                For the          Inception on
                                               Year Ended        October 24,
                                               September 30,     1996 Through
                                       ------------------------- September 30,
                                          1999         1998      1999
                                       ------------ ------------ -------------

Cash Flows from Operating Activities:
  Net loss                             $    (6,440) $    (5,541) $    (38,812)
  Adjustments to reconcile net loss
    to net cash used by operating
    activities:
  Depreciation and amortization                186           62           310
  Non-cash expense                               -            -           330
  Change in assets ad liabilities:
      Decrease (increase) in inventory         103        1,118          (257)
      Increase (decrease) in accounts
       payable                              (4,501)       4,241           100
                                       ------------ ------------ -------------
          Net Cash Flows (Used) by
          Operating Activities             (10,652)        (120)      (38,329)
                                       ------------ ------------ -------------
Cash Flows from Investing Activities:
  Payments for organization costs                -            -          (310)
                                       ------------ ------------ -------------
          Net Cash (Used) by
          Investing Activities                   -            -          (310)
                                       ------------ ------------ -------------
Cash Flows from Financing Activities:
   Proceeds from shareholder loans          12,001           35        13,972
   Proceeds from common stock issuance           -            -        32,000
   Payment of stock offering costs               -            -        (5,975)
                                       ------------ ------------ -------------
          Net Cash Provided by
          Financing Activities              12,001           35        39,997
                                       ------------ ------------ -------------
Net Increase (Decrease) in Cash             (1,349)         (85)        1,358

Cash at Beginning of Period                      9           94             -
                                       ------------ ------------ -------------
Cash at End of Period                  $     1,358  $         9  $      1,358
                                       ------------ ------------ -------------

Supplemental Disclosures of Cash Flow Information:
    Cash paid during the year for:
      Interest                         $         -  $         -  $          -
      Income taxes                     $         -  $         -  $          -



Supplemental Schedule of Noncash Investing and Financing Activities:
    For the year ended September 30, 1999:
         None.

    For the year ended September 30, 1998:
         None

The accompanying notes are an integral part of these financial statements.

                 ALMOST COUNTRY PRODUCTIONS, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization   Almost Country Productions, Inc. (the Company) was organized under the laws of the State of Nevada on October 24, 1996. The Company has not yet generated significant revenues from its planned principal operations and is considered a development stage company as defined in the Statement of Financial Accounting Standards (SFAS) No. 7. The Company is planning to engage in the business to produce and market country music on tapes and compact discs (CD's) featuring Pamela Lindquist and her music group known as Almost Country. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Inventory - Inventory is carried at the lower of cost or market. Cost is determined by the first-in, first-out method.

Organization Costs - The Company has amortized its organization costs, which reflect amounts expended to organize the Company, in accordance with the Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented, in accordance with Statement of Accounting Financial Standard No. 128 "Earnings Per Share".

Cash and Cash Equivalents - For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition   The Company recognizes revenue when product is
delivered.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

Recently Enacted Accounting Standards   Statement of Financial Accounting
Standards (SFAS) No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", SFAS No. 134, "Accounting for Mortgage-Backed Securities " and SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections" were recently issued. SFAS No. 132, 133, 134 and 135 have no current applicability to the Company or their effect on the financial statements would not have been significant.

                 ALMOST COUNTRY PRODUCTIONS, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 2 - INVENTORY

Inventory at September 30, 1999 consists of the following:

    Compact disc's                      $    1,120
    Cassette tapes                             218
    Allowance for excess quantities
       of inventory                         (1,081)
                                        ___________
                                        $      257
                                        ___________

During the year ended September 30, 1999, the Company had few product sales. However, the Company is pursuing new markets in the United States and possibly in foreign markets. Management believes that while they have some excess quantities of inventory, a portion of the inventory is still saleable. Accordingly, the Company has established an allowance for excess quantities of inventory to reduce the valuation of the inventory to its estimated market value of $257.

NOTE 3 - CAPITAL STOCK

Common Stock - During June 1997, the Company issued 1,000 shares of common stock for legal services rendered in association with its public stock offering, valued at $300.

During June 1997, the Company issued 100 shares of common stock for operating expenses valued at $30.

Public Offering - During March 1997, the Company issued 100,000 shares of common stock for cash at $0.30 per share, net of $5,975 stock offering cost, pursuant to a public offering believed to be exempt from registration with the Securities and Exchange Commission under rule 504 of Regulation D as promulgated under the Securities Act of 1933, as amended.

Organization - During October 1996, in connection with its organization, the Company issued 200,000 shares of its previously authorized, but unissued common stock. Total proceeds from the sale of stock amounted to $2,000 (or $.01 per share).

NOTE 4 - INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At September 30, 1999, the Company has available unused operating loss carryforwards of approximately $38,000, which may be applied against future taxable income and which expire in various years through 2019.

                 ALMOST COUNTRY PRODUCTIONS, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAXES [Continued]

The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the amount of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax asset is approximately $12,900 as of September 30, 1999, with an offsetting valuation allowance at September 30, 1999 of the same amount. The increase in the valuation allowance for the year ended September 30, 1999 was approximately $1,900.

NOTE 5 - RELATED PARTY TRANSACTIONS

Management Compensation - The Company has not paid any compensation to its officers and directors.

Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use her home as a mailing address, as needed, at no expense to the Company.

Financing - An officer of the Company has advanced a total of $13,972 to the Company as of September 30, 1999. These advances are non-interest bearing, and are due on demand.

NOTE 6 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception, has current liabilities in excess of current assets and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by its planned operations through loans and/or through additional sales of its common stock. There have been no significant product sales during the year ended September 30, 1999; however, management is still attempting to develop new markets in the United States, and is contemplating marketing efforts in foreign markets. There is no assurance that the Company will be successful in raising additional capital or in developing new markets for its products in the U.S. or in foreign markets, or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                 ALMOST COUNTRY PRODUCTIONS, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 7   COMMITMENTS

During September 1996, the Company entered into a contract with Pamela Lindquist (the Company's President) wherein the Company will provide up to $25,000 in financing to develop and produce tapes and CD's for Almost Country, Pamela Lindquist's music group. In return, Pamela has assigned a financial interest that will provide a royalty of $2.00 on each tape and $2.50 on each CD sold from the recordings produced, for a period of two years. On September 1, 1998, the company entered into an agreement with Pamela Lindquist that extends the terms of the contract through September 30, 2000.

NOTE 8   LOSS PER SHARE

The following data show the amounts used in computing loss per share for the periods presented:

                                                             From
                                             For the         Inception on
                                            Year Ended       October 24,
                                           September 30,     1996 Through
                                   ------------------------- September 30,
                                       1999       1998       1999
                                   ------------ ------------ -------------
  Loss from continuing operations
  available to common shareholders
  (numerator)                      $    (6,440) $    (5,541) $    (38,812)
                                   ------------ ------------ -------------
  Weighted average number of common
  shares outstanding used in loss
  per share for the period
  (denominator)                        301,100      301,100       286,092
                                   ------------ ------------ -------------

                             EXHIBITS

No.     Description

3(i)   Articles of Incorporation
 (ii)  Bylaws
10(i)  Agreement between Pamela Lindquist and Almost Country Productions,Inc.
 (ii)  Addendum to Agreement extending to 9/30/2000.
27     Financial Data Summary

Signatures
  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            ALMOST COUNTRY PRODUCTIONS, INC.

                            Date: November 30, 1999


                            By s/Pamela Lindquist
                               ---------------------------------
                            Pamela Lindquist, President and Chief
                            Financial Officer